EXHIBIT 3.1

Explanatory Note: Attached below is Section 2.03 of Article II of the Company’s Amended and Restated By-Laws, which was amended as set forth below.  Only Section 2.03 of Article II of the Amended and Restated By-Laws is included (as restated in its entirety) in this exhibit to the Company’s Form 8-K.

Text that was added is underlined.

ARTICLE II

SHAREHOLDERS

2.03.Place of Meeting. The Board of Directors may designate any place, either within or without the State of Wisconsin, and may, in their sole discretion, determine that a virtual meeting of shareholders by means of remote communication shall be held instead of a physical meeting of the shareholders, as the place of meeting for any annual meeting or any special meeting. If no designation is made, the place of meeting shall be the principal office of the corporation. Any meeting may be adjourned to reconvene at any place, including by remote communication, as designated by vote of the Board of Directors or by the Chairman of the Board.